Exhibit (h)(7)

Steward Small-Mid Cap Enhanced Index Fund
(series of Capstone Series Fund, Inc.)

Steward Large Cap Enhanced Index Fund
Steward Global Equity Income Fund
Steward International Enhanced Index Fund
Steward Select Bond Fund
(series of Steward Funds, Inc.)

ADMINISTRATIVE SERVICES PLAN

Introduction: It has been determined that series (each, a "Fund") and classes (each, a "Class") indicated on Schedule A hereto, which are series and classes of Steward Funds, Inc. ("SFI") or Capstone Series Fund, Inc. ("CSFI"), will pay specified amounts to Capstone Asset Planning Company ("CAPCO") as compensation for payments to third parties for services relating to certain group accounts in which shareholders of such Fund and Class participate ("Group Accounts"). The Board of Directors of SFI and CSFI therefore adopt the Administrative Services Plan ("Plan") for the Funds and Classes, as set forth herein.

The Boards of Directors, in considering whether the Funds should implement the Plan with respect to the Classes, have requested and evaluated such information as it deemed necessary to make an informed determination as to whether the Plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets of the Funds and Classes for such purposes.

In voting to approve the implementation of the Plan, the Boards of Directors and, separately, the independent directors of SFI and CSFI, have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Funds, the Classes and their shareholders.

The Plan: The material aspects of the financing by the Funds and Classes of shareholder administrative services to be performed for the Funds and Classes and are as follows:

1.

Each Fund or Class, as applicable, will compensate CAPCO for (a) charges of service organizations ("Service Organizations") that assist in the administration of Group Accounts, (b) costs and expenses incurred in implementing and operating the Plan; and (c) such other costs as the Funds' Board of Directors determine to be reasonably appropriate or necessary to the servicing of Group Accounts.

CAPCO will be compensated monthly for such charges and costs at the annual rate indicated in Schedule A based, with respect to each applicable Fund or Class, on the average daily net assets of shares of such Fund or Class participating in a Group Account for which Service Organizations are providing services.

2.

Out of the amounts provided in Schedule A, CAPCO may periodically pay, or cause to be paid, to one or more Service Organizations a fee in respect of the shares of a Fund or Class owned by shareholders participating in a Group Account for which the particular Service Organization(s) is(are) providing services covered by this Plan. Such fees will be computed daily and paid quarterly by CAPCO at such annual rates as may be determined from time to time by the Board of Directors, subject to the limits provided in Schedule A, such rates to be based on the average daily net asset value of the shares of the Funds or Classes indicated on Schedule A that are owned by shareholders participating in Group Accounts for which the particular Service Organization(s) is(are) providing services covered by this Plan.

The payment to a Service Organization is subject to compliance by the Service Organization with the terms of a written agreement between the Service Organization and CAPCO ("Agreement"), in such form(s) as may be approved by the Board of Directors of SFI and/or CSFI, as applicable, from time to time. For the purposes of determining the fees payable under the Plan, the average daily net asset value of the shares of a Fund or Class, as applicable, shall be computed in the manner specified in SFI's or CSFI's Articles of Incorporation, as applicable, including any amendments or supplements thereto, and the applicable Fund's current prospectus for the computation of the net asset value of the Fund or Class.

3.

The Plan will become effective with respect to a Fund or Class upon approval with respect to such Fund or Class, as provided below, or at such later time as determined by the Board of Directors. The Plan may not take effect until approved by (a) a majority of the Board of Directors and (b) a majority of the Directors who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of SFI or CSFI, as applicable, ("Independent Directors"), provided that such Board of Directors and Independent Directors, voting separately, have found that the Plan, including the expense allocation, is in the best interests of each Fund and Class, including the series of which each such Class is a part. Additional series or classes of shares may be added to the Plan effective as to each such series or class upon approval as provided below, or at such later time as determined by the Board of Directors. Approval of the Plan for such additional series or classes must be provided by majorities of (a) the Board of Directors of SFI or CSFI, as applicable, and (b) the Independent Directors of SFI or CSFI, as applicable, provided that such Board of Directors and Independent Directors, voting separately, have found that the Plan, including the expense allocation, is in the best interests of each such series or class, including the series of which each such class is a part. Each such series or class added to the Plan shall become a "Fund" or "Class" hereunder.

4.

Before voting on the Plan or any amendment thereto, the directors shall request and evaluate, and any agreement relating to the Plan shall require the parties thereto to furnish, such information as may be reasonably necessary to evaluate the Plan or such amendment.

5.	The Plan may be amended at any time by vote of a majority of the Board of Directors and by vote of a majority of the Independent Directors of SFI or CSFI, as applicable.

6.	The Plan is terminable without penalty at any time with respect to any Fund or Class by vote of a majority of the applicable Board of Directors.

7.

Any person authorized to direct the disposition of monies paid or payable by a Fund or Class pursuant to the Plan or any agreement entered into in connection with the Plan shall provide to the Board of Directors, and the Board of Directors shall review, at least quarterly, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

8.

SFI shall preserve copies of the Plan, any agreement in connection with the Plan, and any report made pursuant to paragraph 7 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, the first two years in an easily accessible place.

STEWARD FUNDS, INC.	CAPSTONE SERIES FUND, INC.

Date:	Date:

By:	By:
Edward L. Jaroski, President	Edward L. Jaroski, President

Attest:	Attest:

Secretary	Secretary

ADMINISTRATIVE SERVICES PLAN
STEWARD FUNDS, INC. AND CAPSTONE SERIES FUND, INC.

SCHEDULE A

The amounts payable to the Distributor pursuant the Administrative Services Plan are as indicated below for the listed Funds and Classes. The Distributor shall be paid monthly at the following annual rates to be applied to the average daily net asset value of the respective Fund or Class participating in Group Accounts for which a Service Organization provides services:

Name of Fund	Class of Shares	Annual Fee Rate

Steward Large Cap Enhanced Index Fund	Individual Class	0.10%

Steward Small-Mid Cap Enhanced Index Fund	Individual Class	0.10%

Steward Global Equity Income Fund	Individual Class	0.10%

Steward International Enhanced Index Fund	Individual Class	0.10%

Steward Select Bond Fund	Individual Class	0.10%